                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                                    FORM 11-K


               [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                      For the year ended December 31, 2001
                                       or

               [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934



                          Commission file number 1-8022



                                 CSX CORPORATION
          1991 EMPLOYEES STOCK PURCHASE AND DIVIDEND REINVESTMENT PLAN



                                 CSX CORPORATION
                             A Virginia Corporation
                  IRS Employer Identification Number 62-1051971
                                One James Center
                              901 East Cary Street
                            Richmond, Virginia 23219
                            Telephone (804) 782-1400

                                 CSX CORPORATION

          1991 EMPLOYEES STOCK PURCHASE AND DIVIDEND REINVESTMENT PLAN
                          INDEX TO FINANCIAL STATEMENTS

Audited Financial Statements                                 Page Number

    Report of Independent Certified Public Accountants           3

    Statements of Financial Condition - December 31,
      2001 and 2000                                              4

    Statements of Operations and Changes in Plan Equity -
      Years Ended December 31, 2001, 2000 and 1999               5

    Notes to Financial Statements                                6-10

Signature                                                        11

Exhibit 23 - Consent of Ernst & Young LLP, Independent
  Certified Public Accountants

                    Report of Independent Certified Public Accountants

Board of Directors
CSX Corporation 1991 Employees Stock Purchase
     and Dividend Reinvestment Plan
CSX Corporation
Richmond, Virginia

         We have audited the accompanying statements of financial condition of CSX Corporation 1991 Employees Stock Purchase and Dividend Reinvestment Plan as of December 31, 2001 and 2000, and the related statements of operations and changes in plan equity for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Plan at December 31, 2001 and 2000,and the operations and changes in plan equity for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

                                                 /s/ ERNST & YOUNG LLP



Jacksonville, Florida
March 25, 2002

                            CSX CORPORATION
         1991 EMPLOYEES STOCK PURCHASE AND DIVIDEND REINVESTMENT PLAN
                   STATEMENTS OF FINANCIAL CONDITION



                                                                                    December 31,
                                                                           2001                      2000
                                                                   ---------------------     ---------------------
ASSETS

  Investments

     CSX Corporation Common Stock
      (Cost at December 31, 2001 - $143,625; Cost at
       December 31, 2000 - $6,809,285)                                       $123,026                $4,702,547

   Cash and Cash Equivalents                                                  160,155                   183,877
                                                                   ---------------------     ---------------------

       Total Investments                                                      283,181                 4,886,424

Receivables:
  Employer Contributions                                                            -                    20,501
  Participant Contributions                                                         -                    63,180

  Other Receivables                                                               324                     3,670
                                                                   ---------------------     ---------------------

  TOTAL ASSETS                                                               $283,505                $4,973,775
                                                                   =====================     =====================

LIABILITIES AND PLAN EQUITY
  Due to CSX Corporation                                                     $283,505                $  174,247
  Other liabilities                                                                 -                    75,841
  Plan Equity                                                                       -                 4,723,687
                                                                   ---------------------     ---------------------

TOTAL LIABILITIES AND PLAN EQUITY                                            $283,505                $4,973,775
                                                                   =====================     =====================


                       See Notes to Financial Statements.

                                 CSX CORPORATION

             1991 EMPLOYEES STOCK PURCHASE AND DIVIDEND REINVESTMENT PLAN
                  STATEMENTS OF OPERATIONS AND CHANGES IN PLAN EQUITY


                                                                                Years Ended December 31,
                                                            -----------------------------------------------------------------

                                                                  2001                   2000                    1999
                                                            ------------------    --------------------     ------------------
Additions

  Investment Income - Dividends and Interest                   $  162,612             $  276,183               $  344,023
  Participant Contributions                                       650,827              1,051,322                1,774,751
  Employer Contributions                                          130,591                237,769                  369,737
  Net Realized (Depreciation) Appreciation in Fair
     Value of CSX Corporation Common Stock                        (96,493)            (2,772,530)                   5,665


  Net Unrealized Appreciation (Depreciation) in
     Fair Value of CSX Corporation Common Stock                 2,101,142              1,187,893               (2,947,713)
                                                            ------------------    --------------------     ------------------

                                                                2,948,679                (19,363)                (453,537)



Deductions

 Distributions to Participants                                 (1,065,224)            (4,725,706)              (1,528,620)
 Final settlement to CSX                                         (109,258)                     -                        -
 Transfer of assets                                            (6,497,884)                     -                        -
                                                            ------------------    --------------------     ------------------
                                                               (7,672,366)            (4,725,706)              (1,528,620)
    NET DECREASE IN
      PLAN ASSETS                                              (4,723,687)            (4,745,069)              (1,982,157)

  Plan Equity at Beginning of Year                              4,723,687              9,468,756               11,450,913
                                                            ------------------    --------------------     ------------------

    PLAN EQUITY AT END OF YEAR                                 $        -            $ 4,723,687               $9,468,756
                                                            ==================    ====================     ==================


                       See Notes to Financial Statements.

                                       CSX CORPORATION
                1991 EMPLOYEES STOCK PURCHASE AND DIVIDEND REINVESTMENT PLAN
                                NOTES TO FINANCIAL STATEMENTS
                                      DECEMBER 31, 2001


NOTE 1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation:

The financial statements of the 1991 Employees Stock Purchase and Dividend Reinvestment Plan (the Plan) have been prepared on the accrual basis of accounting.

Investment Valuation:

Investments in CSX Corporation ("CSX") common stock are presented at fair value. Fair value is based upon the last reported sales price on the last business day of the Plan year. All security transactions are recorded as of the trade date.

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

NOTE 2.  TERMINATION OF PLAN

Effective December 28, 2001, the Plan was terminated by CSX, participants became fully vested in their unvested employer contributions and all CSX Corporation shares in the plan participants' accounts (177,344 shares, cost $6,498,592, fair value $6,497,884) were transferred to Computershare Investor Services LLP, acting as plan agent to administer CSX DirectInvest(TM), the stock purchase and dividend reinvestment plan available to all CSX stockholders. The transferred shares were then allocated to DirectInvest(TM) accounts established for individuals who remained in the Plan as of that date. All remaining assets of the Plan primarily represent forfeitures, which are payable to CSX.

                            CSX CORPORATION
       1991 EMPLOYEES STOCK PURCHASE AND DIVIDEND REINVESTMENT PLAN
               NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                            DECEMBER 31, 2001




NOTE 3.  DESCRIPTION OF THE PLAN

The following description of the Plan provides only general information. Participants should refer to the Summary Plan Description and the Plan document for a more complete description of the Plan's provisions. Copies of these documents are available from the CSX Benefits Department.

General: The Plan is a defined contribution common stock purchase plan and was
-------
established effective September 1, 1991. The Plan is not a qualified Plan under the definitions of the Internal Revenue Code of 1986, as amended ("IRC") and is not subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended. Plan participation is limited to certain employees, other than officers and key employees, of CSX and affiliated companies (collectively, the "Employer").

Investments: All participant and Employer contributions are invested in CSX
-----------
common stock purchased in open market transactions, which is a concentration of risk.

Amounts deposited to the investment fund may be temporarily retained as cash or invested in cash equivalents to facilitate the investment or reinvestment of Plan assets and the distribution of account balances to participants.

Participant Contributions: Upon enrollment, each participant directs that an
-------------------------
aggregate monthly amount (together with amounts invested in any other employee stock purchase plan of CSX or its subsidiaries), neither less than $25 nor more than $1,500, be contributed on his or her behalf by payroll withholding and be deposited in the investment fund. All cash dividends are used to purchase additional shares of CSX common stock for participants' accounts.

Employer Contributions: Cash contributions are made by the Employer in an amount
----------------------
equal to 17.65% of participants contributions and 17.65% of reinvested dividends. In addition, the Employer may make special contributions on behalf of selected participants at any time which are not subject to the $1,500 monthly limitation in participant contributions described above.

Vesting, Withdrawals and Distributions: Participants are immediately vested in
--------------------------------------
their voluntary contributions plus actual earnings thereon. Vesting in Employer contributions is subject to

                             CSX CORPORATION
        1991 EMPLOYEES STOCK PURCHASE AND DIVIDEND REINVESTMENT PLAN
                NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                            DECEMBER 31, 2001







NOTE 3.  DESCRIPTION OF THE PLAN, Continued

a rolling two-year holding period (as defined in the Summary Plan Description). The holding period begins on the purchase date of CSX common stock with Employer contributions and ends on the second anniversary of that purchase date. After the second anniversary date, the participant is 100% vested in the subject Employer contribution. The Plan provides that any participants who retire or are terminated involuntarily under the Employer's severance plan are not subject to the two-year holding period. Withdrawals and distributions are controlled in accordance with the provisions of the Plan. Non-vested amounts at the time of withdrawal are transferred to the Employer.

Participants Accounts: Each participant's account is credited with the
------------ --------
participant's contribution, the appropriate portion of the Employer's contribution and Plan earnings, including reinvested dividends. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

Administrative Expenses: A portion of the administrative expenses of the Plan
-------------- --------
are paid by CSX. However, a participant bears the cost of any sale of CSX common stock from his or her Plan account.

NOTE 4.  INVESTMENTS

The Plan's investments are held in a bank administered trust fund.

Net unrealized appreciation (depreciation) in fair value of CSX common stock is as follows:


                                                                           Years Ended December 31,
                                                 ------------------------------------------------------------------------------
                                                          2001                       2000                        1999
                                                 -----------------------    -----------------------     -----------------------
Unrealized Appreciation
 (Depreciation) in Fair  Value

   Beginning of Year                                      $(2,121,741)               $(3,309,634)                $  (361,921)
   End of Year                                                (20,599)                (2,121,741)                 (3,309,634)
                                                 -----------------------    -----------------------     -----------------------

Net Unrealized
Appreciation                                     ----------------------     -----------------------     -----------------------
(Depreciation) in Fair
Value During the Year                                     $2,101,142                 $1,187,893                 $(2,947,713)
                                                 =======================    =======================     =======================

                           CSX CORPORATION
        1991 EMPLOYEES STOCK PURCHASE AND DIVIDEND REINVESTMENT PLAN
               NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                          DECEMBER 31, 2001




NOTE 4.  INVESTMENTS, Continued

Net realized appreciation (depreciation) in fair value of common stock of CSX Corporation is the difference between the fair value of CSX common stock at the dates of sale or distribution and the cost of such stock determined on the basis of the "first-in", "first-out" cost applicable to each participant. Fair value and the related cost associated with such sales or distributions were $7,795,160 and $7,891,653 for the year ended December 31, 2001, respectively. Related amounts for the year ended December 2000 were $4,621,928 and $7,394,458, respectively, and for the year ended December 31, 1999 were $1,565,836 and $1,560,171, respectively.

NOTE 5.  INCOME TAX STATUS

The Plan is not qualified under Section 401 of the IRC and therefore income earned by the trust holding the Plan's assets is not exempt from federal income taxes. As a non-qualified plan, the Plan has not applied for or received an IRS determination letter.

Participant contributions to the Plan are made on an after-tax basis. Employer contributions and certain earnings, including dividends and realized gains or losses from the sale of securities by the Plan, are reported as income by participants annually. The Employer and/or the Plan Trustee notifies each participant as to the annual amount to be reported as taxable income. Therefore, no provision for income taxes is included in the accompanying financial statements.

Shares of CSX common stock which are purchased by the Trustee with Employer matching payments, which relate to shares purchased by Participants are required to be held in the Plan for not less than two years during which the participant is continuously employed by the Employer. During this period, these shares are considered to be property subject to a substantial risk of forfeiture under
Section 83(a) of the IRC. In the first taxable year in which the rights of a participant to receive a distribution of stock are no longer subject to a substantial risk of forfeiture, an amount equal to the fair value of the stock at that time is included in gross income as additional compensation to the participant. A participant whose employment terminates for any reason other than under the Employer's severance plan and who is not disabled, retired, or has died, forfeits rights to all shares purchased under the Plan by the Trustee with Employer matching contributions that have not been held for two years.

                            CSX CORPORATION
         1991 EMPLOYEES STOCK PURCHASE AND DIVIDEND REINVESTMENT PLAN
                NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                           DECEMBER 31, 2001



NOTE 5.  INCOME TAX STATUS , Continued

Alternatively, a participant may elect to treat as compensation and to include as gross income under Section 83(b) of the Internal Revenue Code of 1986, amounts of Employer matching contributions paid during the year to the Trustee by timely filing a Section 83(b) election with the Internal Revenue Service and the Employer. In such event, later appreciation, if any, in Common Stock is not treated as compensation and any dividends received on such shares are taxable as they are paid. In determining gain or loss from the sale or exchange of the stock if a Section 83(b) election is properly made and no forfeiture occurs, the basis of the stock is determined with reference to the amounts included in gross income as a result of any election or elections made under Section 83(b), and the holding period commences when the stock is purchased under the Plan by the Trustee.

NOTE 6.  RELATED PARTY TRANSACTIONS

CSX provides the Plan with certain management and accounting services for which no fees are charged. During the years ended December 31, 2001, 2000 and 1999 the Plan received $148,142, $267,394, and $336,251, respectively, in common stock dividends from CSX.

Amounts due to CSX primarily represents forfeitures of employer contributions in connection with employee distributions prior to the plan termination.

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the administrative committee members have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                         CSX CORPORATION
                         1991 EMPLOYEES STOCK PURCHASE AND DIVIDEND
                         REINVESTMENT PLAN

                         By: /s/ JAMES L. ROSS
                         James L. Ross
                         Vice President and Controller
                         CSX Corporation
                         (Plan Sponsor)

Date:  March 25, 2002